Semi-Annual Exhibit to Item 77I


Terms of New or Amended Securities


On November 21, 2016, RBC Funds Trust (the "Trust") issued shares of beneficial interest in Class R6 shares of the RBC SMID Cap Growth Fund, RBC Small Cap Core Fund and RBC Small Cap Value Fund. Each share of beneficial interest mentioned in the preceding sentence has the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that are set forth in the Trust Agreement and Declaration of Trust, as amended.

A description of Class R6 shares of the RBC SMID Cap Growth Fund, RBC Small Cap Core Fund and RBC Small Cap Value Fund is incorporated by reference to Post-Effective Amendment No. 100 to the Registration Statement as filed with the SEC via EDGAR on November 18, 2016. (Accession No. 0000897101-16-003295).

On December 27, 2016, the Trust issued shares of beneficial interest in Class R6 shares of the RBC BlueBay Emerging Market Select Bond Fund and RBC BlueBay Diversified Credit Fund. Each share of beneficial interest mentioned in the preceding sentence has the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that are set forth in the Trust Agreement and Declaration of Trust, as amended.

A description of Class R6 shares of the RBC BlueBay Emerging Market Select Bond Fund and RBC BlueBay Diversified Credit Fund is incorporated by reference to Post-Effective Amendment No. 104 to the Registration Statement as filed with the SEC via EDGAR on December 23, 2016. (Accession No. 0000897101-16-003403).